American International Building 29 Richmond Road Pembroke HM 08, Bermuda P.O. Box HM 152 Hamilton HM AX, Bermuda Tel: (441) 298 5100 Fax: (441) 292 8085 E-mail: mail@ipcre.bm www.ipcre.bm

April 27, 2009

Via Facsimile to: (202) 772-9217

Mr. Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	IPC Holdings, Ltd.
Registration Statement on Form S-4/A
Filed April 13, 2009
File No. 333-158264

Dear Mr. Riedler:

The undersigned is submitting this letter on behalf of IPC Holdings, Ltd. (“IPC”) in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 22, 2009 (the “Comment Letter”), with respect to the Registration Statement on Form S-4/A filed by IPC on April 13, 2009 (File No. 333-158264).

In response to the Staff’s comment in the Closing Information, the undersigned acknowledges on behalf of IPC that:

•	IPC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IPC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James P. Bryce
James P. Bryce
Chief Executive Officer

cc:	Laura Crotty, Securities and Exchange Commission
Daniel Duchovny, Securities and Exchange Commission
Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission

Andrew S. Rowen, Esq.

Melissa Sawyer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004